Exhibit 12.2

Kimco Realty Corporation and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For the year ended December 31, 2015

(in thousands, except for ratio)

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees (1)	$675,657

Add:
Interest on indebtedness (excluding capitalized interest)	222,542
Amortization of debt premiums, discounts and capitalized expenses	17,228
Amortization of capitalized interest	4,746
Portion of rents representative of the interest factor	7,877
928,050

Distributed income from equity investees	126,263

Pretax earnings from continuing operations, as adjusted	$1,054,313

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (excluding capitalized interest)	$222,542
Capitalized interest	5,618
Preferred dividend factor	60,103
Amortization of debt premiums, discounts and capitalized expenses	17,228
Portion of rents representative of the interest factor	7,877

Combined fixed charges and preferred stock dividends	$313,368

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.4

(1) Includes an aggregate gain on liquidation of real estate joint venture interests of $373.8 million.

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